KRAMER LEVIN NAFTALIS & FRANKEL llp

                        April 20, 2006

VIA EDGAR
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attn: Celeste M. Murphy, Esq., Special Counsel

Re:    infoUSA Inc. Preliminary Proxy Statement filed by Dolphin Limited Partnership I, L.P.
      and Dolphin Financial Partners, L.L.C. File No. 000-19598

Dear Ms. Murphy:

On behalf of our clients, Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., please note that the revised preliminary proxy statement with respect to Dolphin’s solicitation of proxies that is being filed via EDGAR today is identical to the version filed on April 19, 2006, except that the version being filed today is marked to show differences between the revised preliminary proxy statement and the initial preliminary proxy statement that was filed on April 6, 2006.

Best regards,

/s/ Chatchada Chiamprasert
Chatchada Chiamprasert